Mail Stop 3561

      							September 23, 2005

Via Mail and Fax (3954-0001)
Mr. Soren Degn
Chief Financial Officer
EuroTrust A/S
Poppelgaardvej 11-13
2860 Soeborg
Denmark


	Re:	EuroTrust A/S
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 3, 2005
		File No. 0-30690


Dear Mr. Degn:

      We have reviewed your supplemental response letter dated September 21, 2005 as well as your filing and have the following comment. As noted in our comment letter dated August 3, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2004

Note 7: Business Acquisitions and Divestitures; page F-23

1. We note your response to previous comment 1.  We note that you did
not classify EuroTrust Realtime Security A/S, EuroTrust PKI and
Virus
112 A/S as discontinued operations because of the royalty payments received by EuroTrust Secure Hosting A/S and EuroTrust NetVaulting A/S. However, it is unclear to us why, as requested by paragraph 41 of SFAS 144, you did not consider EuroTrust Realtime Security A/S, EuroTrust PKI and Virus 112 A/S to be components. Revise or advise in detail.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Soren Degn
EuroTrust A/S
September 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE